Exhibit 99.1

Borr Drilling Limited to Present at the Barclays CEO Energy-Power Conference

Chief Executive Officer, Patrick Schorn, of Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) will present at the Barclays CEO Energy-Power Conference in New York City today, Tuesday, September 6, 2022, at 1:15 pm EDT.

A copy of the presentation to be held is available on the Company’s website at www.borrdrilling.com and enclosed to this release.

6 September 2022
Hamilton, Bermuda